SHULMAN ROGERS GANDAL PORDY & ECKER, P.A.



02055543

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

82-34672

02 OCT 21 AM 9:01

SUPPL

October 8, 2002

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
File No. – Not yet provided by SEC
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

October 4, 2002 Notification of a Substantial Shareholder

The Company understands that pursuant to Rule 12g3-2(b) the information and document furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and document constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: *Christopher C. Roberts*
Christopher C. Roberts

dlw 10/28

Enclosure
cc: Chloe Cox, Senior Company Secretarial Assistant (w/o enc.)
T:102002
18031915-6.doc

REG-Electrocomponents <ECM.L> Holding(s) in Company

RNS Number:1176C
Electrocomponents PLC
04 October 2002

Notification of a Substantial Shareholder

The Company received notification today (4 October 2002) in accordance with the Companies Act (as amended) that The Capital Group Companies, Inc. ("CGC"), a US-based holding company for several subsidiary companies, has obtained a notifiable interest in 13,223,307 Ordinary Shares of 10p each in the Company which represents 3.04% of the total issued share capital of the Company.

The Company is informed that the shares to which this notification relates are registered as follows:

| Registered Holder | Shares |
|---|---|
| Capital International Limited | 7,725,502 |
| Capital International S.A. | 739,700 |
| Capital International, Inc. | 110,500 |
| Capital Research and Management Company | 4,647,605 |

CARMELINA CARFORA

Group Company Secretary

4 October 2002